UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CROSSROADS SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22765D407
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d–1(b) ☒ Rule 13d–1(c) ☐ Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 22765D407	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
65,997*

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
65,997*

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,997*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Piton Capital Partners LLC ("Piton") is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC. Additionally, Kokino LLC is the trading manager of Piton.  Kokino LLC has no pecuniary interest in the shares of common stock beneficially owned by Piton, but Piton Capital Management LLC may hold a pecuniary interest in Piton from time to time.
**This calculation is rounded to the nearest tenth and is based upon 1,225,472 shares of common stock outstanding as of January 20, 2017, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2016.

CUSIP No. 22765D407	13G	Page 3 of 5 Pages

Item 4	Ownership:

The percentage used herein is calculated based upon 1,225,472 shares of common stock outstanding as of January 20, 2017, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2016.

As of December 31, 2016:

(a) Amount Beneficially Owned:
65,997*
(b) Percent of Class:
5.4%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
65,997*
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
65,997*
(iv) Shared power to dispose or direct the disposition:
-0-

* Represents shares held by Piton Capital Partners LLC ("Piton"). Piton is a Delaware limited liability company and a pooled investment entity that is a family client of Kokino LLC. Piton is managed by its managing member, Piton Capital Management LLC. Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC. Additionally, Kokino LLC is the trading manager of Piton. Kokino LLC has no pecuniary interest in the shares of common stock beneficially owned by Piton, but Piton Capital Management LLC may hold a pecuniary interest in Piton from time to time.

CUSIP No. 22765D407	13G	Page 4 of 5 Pages

Item 6           Ownership of More than 5 Percent on Behalf of Another Person:

Kokino LLC provides investment management services to Piton.  In this capacity Kokino LLC shares the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by Piton.  Additionally, Kokino LLC is the managing member of Piton Capital Management LLC, which is in turn the managing member of Piton. Kokino LLC and Piton Capital Management LLC have no pecuniary interest in (and have not funded any purchases of) the shares of common stock beneficially owned by Piton, except that Piton Capital Management LLC may hold a minority interest in Piton from time to time.

CUSIP No. 22765D407	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:    January 30, 2017
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Douglas Kline
Douglas Kline Chief Operating Officer